Exhibit 12.1

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                                            FelCor Lodging Trust Incorporated

                  Computation of Ratio of Earnings To Combined Fixed Charges and Preferred Distributions



                                                          1999          2000         2001         2002        2003
                                                          -----         -----        -----        ----        ----
                                                                      (amounts in thousands)


Pre-tax income (loss) from continuing  operations
before   adjustment  for  minority   interests  in
consolidated  subsidiaries  or income or loss from
equity investees                                         110,395        43,377     (60,496)     (110,123)     (319,226)

Fixed charges:
The  sum of  interest  expensed  and  capitalized,
amortized  premiums,   discounts  and  capitalized
expenses related to indebetedness                        128,975       158,024     160,591       165,692       168,169

Amortization of capitalized interest                       1,109         1,200       1,269         1,225         1,191


Distributed income of equity investees                    19,581        25,358       8,132        11,310         8,848


Interest capitalized                                      (5,249)       (1,080)       (811)         (775)         (588)
                                                       ----------    ----------   -----------  ------------   ----------

Earnings                                                 254,811       226,879     108,685        67,329      (141,606)
                                                       ==========    ==========   ===========  ============   ==========

Combined Fixed Charges and Preferred
distributions                                            153,710       182,706     185,191       191,984       195,077
                                                       ==========    ==========   ===========  ============   ==========


Ratio of Earnings to Combined Fixed Charges
and Preferred Distributions                                  1.7           1.2        (a)          (b)            (c)


(a) For the year ended December 31, 2001 we incurred a loss from continuing operations. Our earnings would have had to have been $77 million greater than they were to have covered our fixed charges and preferred stock dividends. During 2001, we had cash flow provided by operating activities of $145 million, which was sufficient to cover the $25 million of dividends to preferred stockholders for that year.

(b) For the year ended December 31, 2002 we incurred a loss from continuing operations. Our earnings would have had to have been $125 million greater than they were to have covered our fixed charges and preferred stock dividends. During 2002, we had cash flow provided by operating activities of $107 million, which was sufficient to cover our $57 million of common and preferred dividends for that year.

(c) For the year ended December 31, 2003 we incurred a loss from continuing operations. Our earnings would have had to have been $370 million greater than they were to have covered our fixed charges and preferred stock dividends. During 2003, we had cash flow provided by operating activities of $48 million, which was sufficient to cover our $36 million of common and preferred dividends paid that year.

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